Exhibit 99.1

May 21, 2025

Dear SciSparc Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of SciSparc Ltd. (the “Meeting”), to be held on Wednesday, June 25, 2025 at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916 Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on Tuesday, May 27, 2025 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Mr. Amitay Weiss

Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on June 25, 2025

Dear SciSparc Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of SciSparc Ltd. (the “Company”), to be held on Wednesday, June 25, 2025 at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916 Israel.

The following matters (the “Proposals”) are on the agenda for the Meeting:

(i)	to re-elect each of Mr. Alon Dayan, Mr. Moshe Revach and Mr. Lior Vider to serve as Class II directors of the Company, until the Company’s third annual general meeting of shareholders following this Meeting, and until their respective successor is duly elected and qualified;

(ii)	to approve an increase to the Company’s authorized share capital and to amend the Company’s amended and restated articles of association accordingly;

(iii)	to approve a reverse split of the Company’s issued and outstanding ordinary shares in the range of a ratio between 1:2 and 1:250, to be effected at the discretion of, at such ratio within the range and by such number of increments, and on such dates, as may be determined by the Company’s board of directors within 18 months following the date of the Meeting;

(iv)	to approve the re-adoption of the compensation policy for the Company’s executive officers and directors; and

(v)	to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday ,May 27, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on Tuesday, May 27, 2025, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 15% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Thursday, June 26, 2025, at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is Wednesday, May 28, 2025. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being made available to shareholders and also furnished to the U.S. Securities and Exchange Commission, pursuant to a Report of Foreign Private Issuer on Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of the Company’s website, https://investor.scisparc.com/ or at its offices at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, upon prior notice and during regular working hours (telephone number: +972-3-7175777) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT, Tuesday, June 24, 2025 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

Mr. Amitay Weiss

Chairman of the Board of Directors

Proxy Statement

Annual General Meeting of Shareholders
To Be Held on June 25, 2025

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of SciSparc Ltd. (the “Company,” “SciSparc,” “we,” “our” or “us”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held on Wednesday, June 25, 2025, at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916 Israel.

This proxy statement, the attached Notice and the enclosed proxy card or voting instruction form are being made available to holders of SciSparc’s ordinary shares, beginning May 21, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday, May 27, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters (the “Proposals”) are on the agenda for the Meeting:

(1)	to re-elect each Mr. Alon Dayan, Mr. Moshe Revach and Mr. Lior Vider to serve as Class II directors of the Company, to serve until the Company’s third annual general meeting of shareholders following this Meeting, and until their respective successor is duly elected and qualified;

(2)	to approve an increase to the Company’s authorized share capital and to amend the Company’s amended and restated articles of association accordingly;

(3)	to approve a reverse split of the Company’s issued and outstanding ordinary shares in the range of a ratio between 1:2 and 1:250, to be effected at the discretion of, at such ratio within the range and by such number of increments, and on such dates, as may be determined by the Board within 18 months following the date of the Meeting;

(4)	to approve the re-adoption of the compensation policy for the Company’s executive officers and directors; and

(5)	to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

As of May 20, 2025, we had a total of 11,225,751 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on Tuesday, May 27, 2025, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our amended and restated articles of association, currently in effect (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 15% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Thursday, June 26, 2025 at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 5 relating to the reappointment of the Company’s independent registered public accounting firm until the next annual general meeting of shareholders; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

In addition, approval of Proposal No. 4 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are neither controlling shareholders nor have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total percentage of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 4), please notify Mr. Oz Adler, the Company’s Chief Executive Officer, at 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916 Israel, telephone: +972-3-7175777, or by email (oz@scisparc.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (other than our executive officers, directors and their relatives) none of our shareholders should have a personal interest in Proposal No. 4 and therefore should not be deemed an Interested Shareholder.

In connection with Proposal No. 4, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail — If you are a shareholder of record and received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Vstock Transfer LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on Tuesday, June 24, 2025.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday, May 27, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning May 21, 2025. Certain officers, directors, employees and agents of SciSparc may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting on a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice and this proxy statement are available at the SEC’s website at www.sec.gov and at the Investors section of our website, https://investor.scisparc.com/. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916 Israel, Attn: Oz Adler, Chief Executive Officer, telephone number: +972-3-7175777.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2024 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on April 24, 2025 (the “Annual Report”), a copy of which is available on our website at https://investor.scisparc.com.

DIRECTOR INDEPENDENCE

Our Board has determined that each of Mr. Ben Shay, Mr. Dayan, Mr. Revach, Ms. Sidi and Mr. Vider and satisfy the independent director requirements under the Nasdaq Stock Market (“Nasdaq”) corporate governance requirements. As such, the Board is comprised of a majority of independent directors as such term is defined in Nasdaq rules.

Our Board has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under Nasdaq rules to members of audit committees and compensation committees, respectively.

PROPOSAL 1

APPROVAL OF THE RE-ELECTION OF EACH OF MR. ALON DAYAN, MR. MOSHE REVACH AND
MR. LIOR VIDER AS A CLASS II DIRECTOR OF THE COMPANY

Background

Our Board currently has seven directors, who are divided into three classes with staggered three-year terms as follows:

●	the Class I directors consist of Ms. Liat Sidi and Mr. Amnon Ben Shay and their terms will expire at our annual general meeting of shareholders to be held in 2027;

●	the Class II directors consist of Mr. Lior Vider, Mr. Alon Dayan and Mr. Moshe Revach and their terms expire at the Meeting; and

●	the Class III directors consist of Mr. Amitay Weiss and Mr. Itschak Shrem and their terms will expire at our annual general meeting of shareholders to be held in 2026.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class, will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Mr. Alon Dayan, Mr. Moshe Revach and Mr. Lior Vider as a director of the Company. Each of Mr. Dayan, Mr. Revach and Mr. Vider qualifies as an independent director under the Nasdaq corporate governance rules. Mr. Dayan and Mr. Vider serve as members of our audit committee, as well as members of our compensation committee. Each of Mr. Dayan and Mr. Vider also qualifies as an independent director under the additional independence requirements of the rules of the SEC and of Nasdaq relating to audit committee membership and compensation committee membership.

If re-elected at the Meeting, each of Mr. Alon Dayan, Mr. Moshe Revach and Mr. Lior Vider will serve until the third annual general meeting of our shareholders following this Meeting, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with the Articles.

In accordance with the Companies Law, each of Mr. Alon Dayan, Mr. Moshe Revach and Mr. Lior Vider has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of SciSparc, taking into account the special needs of SciSparc.

For information on the compensation payable to our directors, please see Item 6.B. of our Annual Report.

Biographical information concerning Mr. Alon Dayan, Mr. Moshe Revach and Mr. Lior Vider is set forth below:

Mr. Alon Dayan has served as a member of our Board since January 2021 and served as our external director under the Companies Law between January 2021 and January 2022. Mr. Dayan is the founder of L1-Systems Ltd. and has served as its chief executive officer since 2014 and is also the founder of Viewbix Inc. (formerly known as Virtual Crypto Technologies Inc.) (OTC: VBIX), a company he served as chief executive officer from 2018 to 2019. Mr. Dayan is currently director at Viewbix Inc. Prior to that, he served as a business development manager at Elbit Systems Ltd. from 2006 to 2013. Mr. Dayan holds a B.A. in electronical engineering from Ariel University, Israel.

Mr. Moshe Revach has served as a member of our Board since September 2022. Mr. Revach also previously served as our director since August 2020 until his resignation on March 13, 2022. Mr. Revach has served as vice-counselor of the Ramat Gan municipality and has been on its financial committee since March 2024. Mr. Revach serves as a director of L.L.N IT solutions, a wholly owned subsidiary of the Jewish Agency for Israel, RPG Economic Society, ParaZero Technologies Ltd. (Nasdaq: PRZO), Plantify Foods Inc (CVE: PTFY), and Jeffs’ Brands Ltd (Nasdaq: JFBR). Mr. Revach previously served as a director of Biomedico Hadarim, and Jewish Experience Company on behalf of the Jewish Agency and also served as deputy mayor of Ramat Gan, Israel from 2013 to 2023, while also heading the sports and government relations departments in the Ramat Gan municipality. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby.

Mr. Lior Vider has served as a member of our Board since August 2020. Mr. Vider has served as investment manager at Finessa Capital since November 2023. Mr. Vider previously served as chief investment manager for Impact Investment Management Ltd., from the Union Bank group, from 2007 to 2010 and as chairman of the board of directors and a member of the group’s investment committee of Rahkia Capital Markets Ltd. from 2006 to 2007. Mr. Vider also served as a director at Endymed Medical Ltd. and Apollo Power Ltd. Mr. Vider founded and managed sponser.co.il, a financial portal specializing in services for investors from 2005 to 2017. Mr. Vider holds a B.A. in industry and management engineering from Shenkar College in Israel.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. Alon Dayan be re-elected as a Class II director, to serve until the third annual general meeting of shareholders following this Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles or the Companies Law;

RESOLVED, that Mr. Moshe Revach be re-elected as a Class II director, to serve until the third annual general meeting of shareholders following this Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles or the Companies Law; and

RESOLVED, that Mr. Lior Vider be re-elected as a Class II director, to serve until the third annual general meeting of shareholders following this Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Mr. Alon Dayan, Mr. Moshe Revach and Mr. Lior Vider as a Class II director for a term to expire at the third annual general meeting of shareholders following this Meeting.

PROPOSAL 2

APPROVAL OF AN INCREASE TO THE COMPANY’S AUTHORIZED SHARE CAPITAL AND
TO AMEND THE ARTICLES OF ASSOCIATION ACCORDINGLY

Under the Articles, our authorized share capital consists of 75,000,000 ordinary shares. At the Meeting, shareholders will be asked to approve an increase to the Company’s authorized share capital to 2,000,000,000 (two billion) ordinary shares, and to approve to amend the Articles accordingly.

Our Board has determined that it is in the best interests of the Company and our shareholders to increase the authorized share capital of the Company.

On April 10, 2024, the Company entered into an agreement and plan of merger (the “Merger Agreement”) by and among the Company, AutoMax Motors Ltd. (“AutoMax”), and SciSparc Merger Sub Ltd., a wholly-owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders and AutoMax’s shareholders, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company (the “Merger”). At the effective time of the Merger each outstanding share of AutoMax’s share capital will be converted into the right to receive ordinary shares of the Company, in accordance with the exchange ratio described in the Merger Agreement.

The increase in the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital that can be issued at the effective time of the Merger and to allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements and other bona fide corporate purposes.

If approved at the Meeting, Section 5(a) of the Articles will be amended to read as follows (additions are bold and underlined, and deletions are struck through):

“5. (a) The authorized share capital of the Company shall consist of ~~75,000,000~~ 2,000,000,000 Ordinary Shares without par value (the “Shares”).”

No further changes to the Articles will be made pursuant to this Proposal.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an increase to the Company’s authorized share capital and to amend the Company’s Articles accordingly, as set forth in the Proxy Statement, dated May 21, 2025.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of an increase to the Company’s authorized share capital and to amend the Articles accordingly.

PROPOSAL 3

APPROVAL OF A REVERSE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES

Background

On May 20, 2025, the Board approved, subject to the approval of our shareholders, a framework for a reverse split of the issued and outstanding ordinary shares in the range of a ratio of between 1:2 and 1:250, to be effected at the discretion of, at such ratio within the approved range and by such number of increments, and on such dates, as may be determined by the Board within 18 months following the date of the Meeting (the “Reverse Split”).

On July 16, 2024, the Company received a written notice from Nasdaq indicating that it is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. On January 14, 2025, the Company received an additional written notice from Nasdaq indicating that it had been granted, per its request, an additional 180-day compliance period, or until July 14, 2025, to regain compliance with the minimum bid price requirement. If at any time during this period the closing bid price of our ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed. Accordingly, the primary intent of conducting the Reverse Split is to increase the share price of our ordinary shares to enable the Company to meet the minimum bid price requirement of Nasdaq. On May 20, 2025, the closing price of our ordinary shares on the Nasdaq Capital Market was $0.321.

On January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, an issuer is not eligible for any compliance period to cure a deficiency under the minimum bid price requirement if it effected a reverse share split over the prior one-year period. Due to this amendment, our Board has resolved to approve a framework which allows for the conduction of multiple reverse share splits, in order to remain in compliance with the minimum bid price requirement for an elongated period of time.

The Company believes that the Reverse Split is advisable, so that its ordinary shares may be more attractive to a broader range of investors and to maintain compliance with the Nasdaq minimum bid price requirement for continued listing if the price of the Company’s ordinary shares does not otherwise increase. The Board believes that the anticipated increased share price resulting from the Reverse Split may generate additional interest in trading the Company’s ordinary shares.

The Company is therefore seeking for the approval of its shareholders to effect the Reverse Split, in one or more increments, such that, depending on the ratio, every two ordinary shares and up to every two hundred and fifty ordinary shares shall be consolidated into one ordinary share. If Proposal No. 3 is approved by the Company’s shareholders, our Board will have the discretionary authority, within 18 months from the Meeting, to determine whether to implement such Reverse Split, the number of increments, and the exact ratio and the effective date of each increment, such that the maximum range of the Reverse Split shall remain 1:250.

If the Reverse Split is implemented, the number of the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio. The Reverse Split, if implemented, would not adjust the number of authorized ordinary shares under the Articles, which, as of the date hereof consists of 75,000,000 ordinary shares, and if approved under Proposal No. 2, will consist of 2,000,000,000 ordinary shares. In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding options and warrants will be proportionately adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares available for issuance under our incentive plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with the Articles, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat ordinary shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose ordinary shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse split of the Company’s issued and outstanding ordinary shares in the range of a ratio between 1:2 and 1:250, to be effected at the discretion of, at such ratio within the range and by such number of increments, and on such dates, as may be determined by the Board within 18 months following the date of the Meeting, as detailed in the Proxy Statement, dated May 21, 2025.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the Reverse Split.

PROPOSAL 4

APPROVAL OF THE RE-ADOPTION OF THE COMPENSATION POLICY
FOR THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS

Background

At the Meeting, shareholders will be asked to approve to re-adopt our compensation policy regarding the terms of office and employment of our executive officers and directors. As required by the Companies Law, we have adopted a compensation policy regarding the terms of office and employment of our executive officers and directors. Our previous compensation policy (the “Previous Compensation Policy”) became effective on February 10, 2022, following its approval by our shareholders and expired on February 10, 2025, in accordance with the Companies Law.

Pursuant to the Companies Law, the compensation policy must be re-approved once every three years by the Board, after considering the recommendations of the compensation committee, and by the Company’s shareholders.

Following a review of our Previous Compensation Policy by our Compensation Committee and Board, our Compensation Committee and the Board propose re-adopting the compensation policy in the same form as our Previous Compensation Policy, and attached to this Proxy Statement as Annex A (the “Proposed Compensation Policy”).

The Proposed Compensation Policy, if approved by our shareholders, will become effective immediately following the Meeting, for a period of three years. If the Proposed Compensation Policy is not approved by our shareholders, we will have no compensation policy in effect. To the extent not approved by our shareholders at the Meeting, our Compensation Committee and Board may nonetheless approve the Proposed Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

The Proposed Compensation Policy is intended to incentivize individual excellence to align the interests of our office holders with the Company’s short and long-term goals and performance, and as a result, with those of our shareholders.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve to re-adopt the compensation policy for the Company’s executive officers and directors, as detailed in the Proxy Statement, dated May 21, 2025”.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-adoption of the compensation policy for the Company’s executive officers and directors.

PROPOSAL 5

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND
AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have each approved the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, subject to the approval of our shareholders.

For information regarding the total compensation that was paid by the Company and its subsidiaries to its independent auditors, please see Item 16C of our Annual Report.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2024. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as on the Investors section of our Company’s website at https://investor.scisparc.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 16 of the Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report, filed with the SEC on April 24, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at https://investor.scisparc.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Mr. Amitay Weiss

Chairman of the Board of Directors

Dated: May 21, 2025

Annex A

COMPENSATION POLICY

SCISPARC LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on [__], 2025)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of SciSparc Ltd. (“SciSparc” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of SciSparc’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance SciSparc’s value and otherwise assist SciSparc to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to SciSparc’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, SciSparc’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as SciSparc’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of SciSparc (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

SciSparc’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to SciSparc’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling SciSparc’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of SciSparc’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with SciSparc’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control provisions; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet SciSparc’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting this Policy, SciSparc’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of SciSparc’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in SciSparc were examined and will continue to be examined by SciSparc from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in SciSparc.

B. Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows SciSparc to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to SciSparc’s ability to attract and retain highly skilled professionals, SciSparc will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors that are as much as possible similar in their characteristics to SciSparc. To that end, SciSparc shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to SciSparc’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	SciSparc shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to SciSparc’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	SciSparc shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to SciSparc’s policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.	SciSparc may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with SciSparc’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with SciSparc’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account SciSparc’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board may also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in SciSparc’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.	In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The performance objectives for the annual cash bonus of SciSparc’s Executive Officers, other than the chief executive officer (the “CEO”), may be approved by SciSparc’s CEO (in lieu of the Compensation Committee) and may be based on company, division/ departmental/business unit and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, may be based on actual financial and operational results, personal objectives, operational objectives, project milestones objectives or investment in human capital objectives. The Company may also grant annual cash bonuses to SciSparc’s Executive Officers, other than the CEO, on a discretionary basis.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed four (4) of such Executive Officer’s monthly base salaries.

9.3.	The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed five (5) of such Executive Officer’s monthly base salaries .

CEO

9.4.	The annual cash bonus of SciSparc’s CEO will be based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above and based on a discretionary element as provided in Section 9.5 below. Measurable performance objectives will be determined annually by SciSparc’s Compensation Committee (and, if required by law, by SciSparc’s Board) and will be based on company and personal objectives.

9.5.	The annual cash bonus granted to SciSparc’s CEO, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria. The discretionary bonus for any given fiscal year will not exceed two (2) of the CEO’s monthly base salaries.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed six (6) of his or her monthly base salaries.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed eight (8) of his or her monthly base salaries.

10.	Other Bonuses

10.1.	Special Bonus. SciSparc may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.	Signing Bonus. SciSparc may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. SciSparc may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, SciSparc shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid based on the financial statements, as restated, provided that a claim is made by SciSparc prior to the second anniversary following the filing of such restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical, or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for SciSparc’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of SciSparc and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by SciSparc is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with SciSparc’s policies, the main terms of which shall be disclosed in the annual report of SciSparc

12.4.	All other terms of the equity awards shall be in accordance with SciSparc’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 300% of his or her annual base salary or (x) 2% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) 150% of his or her annual base salary or (z) 1% of the Company’s fair market value at the time of approval of the grant by the Board.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by using the Black Scholes formula or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

SciSparc may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and chairperson of the Board and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

SciSparc may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

SciSparc may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, SciSparc may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with SciSparc for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	SciSparc may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and SciSparc all subject to applicable law and the Company’s articles of association.

20.2.	SciSparc will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering SciSparc’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), SciSparc shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	SciSparc may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Acceleration of vesting of outstanding options or other equity-based awards;

21.2.	Extension of the exercise period of equity-based grants for SciSparc’s Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

22.	All SciSparc’s non-employee Board members may be entitled to an annual cash fee retainer of up to $40,000 and up to $240,000 for the President or chairperson of SciSparc’s Board. The chairperson of SciSparc’s Board and the President may be paid an annual bonus of up to six (6) of his or her monthly cash compensation and up to an additional two (2) monthly cash compensation for overachievement. The discretionary bonus for any given fiscal year will not exceed two (2) monthly cash compensation.

23.	The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.	Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.	Each non-employee member of SciSparc’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed the higher of (i) $120,000 or (ii) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and in the case of the President and chairperson of the Board - the higher of (i) 300% of his or her annual base salary or (ii) 2% of the Company’s fair market value at the time of approval of the grant by the Board.

26.	All other terms of the equity awards shall be in accordance with SciSparc’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

27.	In addition, members of SciSparc’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

29.	Nothing in this Policy shall be deemed to grant to any of SciSparc’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require SciSparc to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between SciSparc and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

31.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, SciSparc may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of SciSparc and none of the provisions thereof are intended to provide any rights or remedies to any person other than SciSparc.